UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER: 333-07112

MULTICANAL S.A.

(Exact name of registrant as specified in its charter)

AVALOS 2057

(C1431DPM) BUENOS AIRES, ARGENTINA

(5411) 5169-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

91/4% NOTES DUE 2002, 101/2% NOTES DUE 2007, SERIES E 13.125% NOTES DUE 2009 AND SERIES C 101/2% NOTES DUE 2018

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[X]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date: less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934 Multicanal S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 30, 2006	By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer